EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Income from Continuing Operations	$61,083	$53,399	$124,335	$220,224	$156,501	$118,779	$116,221
Fixed Charges	36,541	39,926	156,844	148,110	81,451	65,263	50,393
Adjusted Earnings	$97,624	$93,325	$281,179	$368,334	$237,952	$184,042	$166,614

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$36,541	$39,926	$156,844	$148,110	$81,451	$65,263	$50,393

Ratio of Earnings to Fixed Charges	2.67x	2.34x	1.79x	2.49x	2.92x	2.82x	3.31x